Exhibit 99.1

BANCOLOMBIA S.A. ANNOUNCES THE DESIGNATION OF ITS CHIEF INTERNAL AUDITOR OFFICER

Medellín, Colombia, July 31, 2020

The Board of Directors of Bancolombia announces the designation of José Mauricio Rodríguez Ríos as the new Chief Internal Auditor Officer effective August 1, 2020.

Jose Mauricio has been serving Bancolombia for more than 16 years and has held different positions within the Group. Jose Mauricio was in charge of Personal and Mortgages and Investments auditing areas. He was also Auditing Director for the Colombian operation. During the last 5 years he has served as Chief Internal Auditor for Banco Agricola, Bancolombia´s subsidiary in El Salvador.

Jose Mauricio holds an accounting degree from Universidad de Medellín and is a Computer Technician from Politecnico Colombiano. He also holds an Executive MBA and an undergraduate degree in Finance. Mr. Rodríguez is also certified in risk (CRMA) by IIA – The Institute of Internal Auditors- and is licensed to perform quality assessments (QA).

Contacts
Mauricio Rosillo Rojas	Jose Humberto Acosta	Carlos Raad Baene
Corporate VP	Financial VP	IR Director
Tel: (571) 4885675	Tel.: (571) 4885934	Tel.: (571) 4885371